U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

December […], 2018

VIA EDGAR TRANSMISSION

Ms. Sally Samuel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Performance Trust Strategic Bond Fund (S000029835)
Performance Trust Municipal Bond Fund (S000033197)

Dear Ms. Samuel:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 11, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 670 to its registration statement, filed on behalf of its series, the Performance Trust Strategic Bond Fund and the Performance Trust Municipal Bond Fund (the “Funds”).  PEA No. 670 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on October 29, 2018 for the purpose of registering new Class A and Class C shares of the Strategic Bond Fund and redesignating Retail Class shares of the Performance Trust Municipal Bond Fund as Class A shares.  The Trust is filing this PEA No. 675 under Rule 485(b) with the revisions discussed herein in response to your comments and the Fund’s audited financial statements and certified financial information for the fiscal year ended August 31, 2018, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

Please note this Post-Effective Amendment adds specific disclosure to the Trust’s Registration Statement related to variations in sales charge waivers by a financial intermediary pursuant to the Template Filing Relief granted to the Trust on April 5, 2017.  The Trust’s Template Filing Request was filed with Post-Effective Amendment No. 602 on February 9, 2017 (SEC Accession No. 0000894189-17-000743).  All changes with respect to the Template Filing Request made in response to the Staff’s comments have been included in this Post-Effective Amendment.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.
Staff Comment:  In compliance with Rule 313 of Regulation S-T, please update the series and class identifiers for the Trust in EDGAR to reflect the series and class identifiers and ticker symbols for each class of the Fund.

Response:  The Trust responds by noting that the series and class identifiers and ticker symbol for each class of the Fund have been added to EDGAR.

2.	Staff Comment: Please complete any missing or bracketed information throughout the Prospectus and SAI.

Response:  The Trust responds by supplementally confirming it will complete or remove any missing or bracketed information throughout the Prospectus and SAI.

Strategic Bond Fund Prospectus – Summary Section – Fees and Expenses of the Fund

3.	Staff Comment: Please provide the completed Fees and Expenses of the Fund table at least five days prior to the effective date of the registration statement.

Response:  The Trust responds by providing a complete version of the Fees and Expenses of the Fund table, as presented below:

Shareholder Fees
(fees paid directly from your investment)
	Institutional Class	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	2.25%	None
Redemption Fee (as a percentage of amount redeemed on shares held 60 days or less)	2.00%	2.00%	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%	0.60%	0.60%
Distribution and Service (12b-1) Fees	None	0.25%	1.00%
Other Expenses	0.21%	0.21%~~(1)~~	0.21%~~(1)~~
Acquired Fund Fees and Expenses	0.02%	0.02%~~(2)~~	0.02%~~(2)~~
Total Annual Fund Operating Expenses~~(3)~~(1)	0.83%	1.08%	1.83%
~~(1)~~	~~Because Class A shares and Class C shares are new, Other Expenses are based on Other Expenses for Institutional Class shares for the fiscal year ended August 31, 2018.~~
~~(2)~~	~~Because Class A shares and Class C shares are new, Acquired Fund Fees and Expenses (“AFFE”) are based on AFFE for Institutional Class shares of the Fund for the fiscal year ended August 31, 2018.~~
(1)
Please note that Total Annual Fund Operating Expenses for Institutional Class shares in the table above do not correlate to the ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this prospectus because the “Financial Highlights” include only the direct operating expenses incurred by the Fund and exclude Acquired Fund Fees and Expenses (“AFFE”).  Because Class A shares and Class C shares are new, Other Expenses and AFFE is based on Other Expenses and AFFE for Institutional Class shares of the Fund for the fiscal year ended August 31, 2018.

4.
Staff Comment:  The Staff notes disclosure in Footnotes 1 and 2 to the Fees and Expenses of the Fund table is not permitted or required by Item 3 of Form N-1A.  Please consider removing Footnotes 1 and 2.

Response:  The Trust responds by revising the footnotes to the Fees and Expenses of the Fund table as shown in the Trust’s response to Comment 3 above (changes shown in strikethrough and underline).

5.
Staff Comment:  The narrative discussion with respect to the Expense Example notes the costs shown will apply when a shareholder “redeem[s] all of your shares at the end of those periods.”  As the Fees and Expenses of the Fund table indicates there is no deferred sales charge, please revise the narrative discussion to clarify these costs will apply “regardless of whether you hold or redeem those shares”.  Please make a corresponding revision to the Expense Example for the Municipal Bond Fund.

Response:  The Trust responds by respectfully declining to incorporate this comment as the requested disclosure is inconsistent with the requirements of Form N-1A Item 3 and Instruction 4(f) thereto.

Strategic Bond Fund Prospectus – Summary Section – Principal Investment Strategies

6.
Staff Comment:  With respect to the Fund’s policy of investing at least 80% of the Fund’s net assets in fixed-income instruments, please add a parenthetical to clarify the policy includes any borrowings for investment purposes.  Please make a corresponding change to the Prospectus for the Municipal Bond Fund’s 80% policy.

Response:  The Trust responds by making the requested revision.  The Trust further responds by confirming it will make corresponding changes throughout the Prospectus, as applicable.

7.
Staff Comment:  The Staff notes the Fund invests approximately 33% of its net assets in non-agency residential mortgage-backed securities (“RMBS”) and approximately 16% of its net assets in non-agency commercial mortgage-backed securities (“CMBS”).  Please consider revising the Fund’s principal investment strategy disclosure to be more precise about the specific investments in which the Fund will invest, including the types of asset backed securities.  Please also discuss any specific investment limitations.

Response:  The Trust responds by revising the disclosure under “Principal Investment Strategies” as follows (changes shown in strikethrough and underline):

“Principal Investment Strategies
Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed-income instruments (including any borrowings for investment purposes).  “Fixed-income instruments” include corporate, government and municipal bonds, and asset-backed and mortgage-backed securities and other bonds, debt securities and similar fixed-income instruments issued by various U.S. Government, municipal or private-sector entities.

The Fund’s investments in fixed-income instruments may consist of residential mortgage-backed securities (“RMBS”) in the prime, subprime and “Alt-A” first lien mortgage sectors and commercial mortgage-backed securities (“CMBS”), including traditional and interest-only CMBS.  Subprime mortgage loans are made to borrowers who display poor credit histories and other characteristics that correlate with a higher default risk.  Alt-A is one of three general classifications of mortgages along with prime and subprime.  The risk profile of Alt-A mortgages falls between prime and subprime.  The Fund’s investments in RMBS and CMBS may consist of “agency” securities RMBS created by one of three quasi-governmental agencies (Government National Mortgage Association (“Ginnie Mae”), Federal National Mortgage (“Fannie Mae”), and Federal Home Loan Mortgage Corp. (“Freddie Mac”)), which directly or indirectly benefit from U.S. Government backing, and “non-agency” securities RMBS or CMBS issued by private financial institutions and entities, which do not benefit from U.S. Government backing.

The Fund’s investments also may consist of municipal securities issued by or on behalf of states and various local governments and municipalities throughout the United States and its territories, including general obligation municipal bonds, or other securities issued or explicitly guaranteed by state or local governments, and other municipal securities, such as essential purpose revenue bonds.  Municipal securities may be either federally taxable or tax exempt.

In addition to RMBS, CMBS, and municipal bonds, the Fund’s investments may consist of, but are not limited to: ~~commercial mortgage-backed securities,~~ collateralized debt obligations (including collateralized loan obligations) and other asset-backed securities collateralized by a variety of consumer and commercial loans (such as automobile loans/leases, equipment loans/leases, credit card debt, and unsecured consumer debt), certain of which may include loans to subprime borrowers; stripped mortgage-related or other asset-backed, including principal-only and interest-only securities; fixed, floating rate or inverse floating rate debt instruments; corporate bonds, including investment-grade bonds and high-yield bonds rated below investment grade by a nationally recognized statistical rating organization (“NRSRO”), commonly known as “junk bonds”; ~~municipal bonds;~~ real estate investment trusts (“REITs”); instruments guaranteed by, or secured by collateral that is guaranteed by, the U.S. Government or its agencies, instrumentalities or sponsored corporations, as well as mortgage backed securities of the U.S. Government or its agencies; interests in investment companies, including exchange-traded funds (“ETFs”); or other fixed-income or equity investments.  The Fund may also invest a portion of its assets in futures contracts, options and swaps.  The Fund may invest in these derivative instruments as a substitute for taking positions in fixed-income instruments or to reduce exposure to other risks.

The Fund’s portfolio managers intend to construct the Fund’s investment portfolio with a target weighted average effective duration of no less than one year and no more than ten years.  The duration of the Fund’s investment portfolio may vary materially from its target from time to time, and there is no assurance that the duration of the Fund’s investment portfolio will conform to these limits.

PT Asset Management, LLC as investment adviser (the “Adviser”) will use a value-oriented strategy looking for higher-yielding and undervalued fixed-income securities that offer above-average total return.  The Fund’s investment process begins with an evaluation of both interest rate and credit risk.  Investments are selected for the Fund by applying a process whereby the Adviser makes a forward projection of the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates, yield curve shifts and time horizons.  For fixed-income instruments with credit components, a careful assessment of credit risk is made.  Investments with superior risk/reward characteristics with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund’s portfolio.

The Fund’s portfolio turnover rate is not intended to be high, although a higher turnover rate may occur as market conditions warrant.  The Fund’s portfolio managers may sell an investment to satisfy redemption requests, when a security no longer satisfies the Fund’s investment criteria as described above, or when a more attractive investment opportunity becomes available.”

The Trust further responds by confirming the Strategic Bond Fund does not have any specific limitations on investments in RMBS or CMBS that are not already discussed in the Prospectus and SAI.

8.	Staff Comment: Please consider revising the Principal Investment Strategies to include the specific types of municipal securities in which the Fund invests.

Response:  The Trust responds by referring the Staff to the response to Comment 7 above, which details the revisions to the disclosure under “Principal Investment Strategies”.

9.	Staff Comment: The Staff notes the Fund invests more than 15% of its net assets in non-agency CMBS and RMBS. Accordingly, please provide the following information:
(a)	Given the liquidity of these investments, please explain in detail how the Fund determined that its investment strategy is appropriate for the open-end fund structure.
(b)
Please explain in detail how the Fund determined that these expected holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment).  Your response should include general market data on the types of investments and data on the liquidity of the investments that the Fund will invest/invests in, including information about:

1.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in non-agency CMBS and RMBS;
2.	The specific measures that the Fund would take if it received a large redemption request;
3.	The existence of an active market for the investment, including the number, diversity and quality of market participants;
4.	The frequency of trades or quotes for the investment, including the daily trading volume;
5.	The volatility of trading prices for the investment;
6.	Bid-ask spreads for the investment;
7.	Restrictions on trading or transferring the investment;

8.	The availability of, and Adviser’s access to, information on underlying loans or other assets held by non-agency RMBS/CMBS; and
9.	How the Fund will be able to appropriately value these investments on a daily basis.

Response:  The requested information will be delivered to the Commission staff via separate cover.

10.
Staff Comment:  The third paragraph under Principal Investment Strategies includes an extensive list of securities in which the Fund may also invest.  Please revise the disclosure to include only the principal investment strategies of the Fund, and remove any non-principal strategies to Item 9 of the Prospectus.

Response:  The Trust responds by referring the Staff to the response to Comment 7 above which includes the requested revisions.

11.	Staff Comment: Staff Comment: To the extent the Fund sells protection on credit default swaps (“CDS”), confirm that it will maintain asset coverage equal to the full notional value of such CDS.

Response:  The Trust responds by supplementally confirming that to extent the Fund sells protection on CDS, the Fund will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such CDS while the positions are open, subject to future regulatory developments that would permit a different approach.

Strategic Bond Fund Prospectus – Summary Section – Principal Risks

12.	Staff Comment: Please add disclosure to the risk factor Mortgage-Backed Securities Risk to note that the liquidity of such investments may change over time.

Response:  The Trust responds by making the requested revision.  The Trust further responds by making corresponding revisions to the risk disclosure in Item 9 of the Prospectus.

13.
Staff Comment:  Because the Fund invests heavily in municipal securities, please consider revising the risk factor Municipal Securities Risks to include a more fulsome discussion of the risks associated with such investments.  To the extent the Fund has significant investments in municipal securities issued by jurisdictions experiencing significant financial distress (e.g., Puerto Rico), please identify those jurisdictions and add a separate risk disclosure specific to those investments.

Response:  The Trust responds by revising the Municipal Securities Risks risk factor as follows:

“Municipal Securities Risks
The municipal market is volatile and can be significantly affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities.  The Strategic Bond Fund may invest more than 25% of its total assets in municipal obligations issued by entities located in the same state or the interest on which is paid solely from revenues of similar projects.  As a result, changes in economic, business or political conditions relating to a particular state or particular types of projects may have a disproportionate impact on a Fund’s share price.”

The Trust further responds by supplementally stating the Strategic Bond Fund does not invest a significant portion of its net assets in municipal securities from jurisdictions experiencing distress (for example, less than 0.5% of the Fund’s net assets are invested in securities issued by Puerto Rico).  Accordingly, the Fund respectfully declines to add risk disclosure specific to such investments.

14.	Staff Comment: Please consider revising the Liquidity Risk risk factor to be less generic, including a discussion related to the liquidity of mortgage-backed securities.

Response:  The Trust responds by revising the Liquidity Risk risk factor as follows (changes shown in underline):

“Liquidity Risk
Trading opportunities are more limited for fixed-income securities, including MBS, that have not received any credit ratings, have received ratings below investment grade or are not widely held.  These features make it more difficult to sell or buy a security at a favorable price or time.  Accordingly, there may be no willing buyer of the Fund’s portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all, each of which would have a negative effect on performance.”

15.	Staff Comment: Please consider adding separate risk disclosure specific to the derivatives identified as principal investment strategies of the Fund.

Response:  The Trust responds by referring the Staff to the response to Comment 30 below, which details the risk disclosures added to Item 9 of the Prospectus.

16.	Staff Comment: Please consider combining the disclosure under Tax Risk with the Municipal Securities Risks risk factor.

Response:  The Trust responds by making the requested revision.

17.
Staff Comment:  With respect to Other Investment Companies Risk, please add disclosure that when the Fund invests in other investment companies, it will bear a proportionate share of the other investment company’s operating expenses.

Response:  The Trust responds by making the requested revision.

18.	Staff Comment: Please include a more fulsome disclosure of the risks associated with investments in exchange-traded funds (“ETFs”).

Response:  The Trust responds by revising the risk disclosure as follows (changes shown in underline):

“Exchange-Traded Fund Risk
To the extent the Fund invests in ETFs, there will be some duplication of expenses because the Fund would bear its pro rata portion of such ETFs’ management fees and operational expenses.  In addition, the risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track.  The price of an ETF may fluctuate within a wide range, and the Fund may lose money by investing in an ETF if the prices of the securities owned by the ETF go down.”

Strategic Bond Fund Prospectus – Summary Section – Performance

19.
Staff Comment:  Please revise the footnote to the Average Annual Total Returns to clarify that performance for Class A shares and Class C shares would be lower as Class A and Class C expenses are higher.

Response:  The Trust responds by making the requested revision.

Municipal Bond Fund Prospectus – Summary Section – Fees and Expenses of the Fund

20.	Staff Comment: Footnote 1 to the Fees and Expenses of the Fund table does not seem to be permitted or required. Please consider removing the Footnote 1.

Response:  The Trust responds by making the requested revision.

21.
Staff Comment:  Please revise the disclosure in Footnote 2 to the Fees and Expenses of the Fund table to clarify any recoupment requested by the Adviser will not cause the Fund’s expense ratio after recoupment is taken into account to exceed the applicable expense limitation.  Please also make corresponding changes throughout the registration statement.

Response:  The Trust responds by making the requested revision.  The Trust further responds by making corresponding changes throughout the registration statement.

Municipal Bond Fund Prospectus – Summary Section – Principal Investment Strategies

22.	Staff Comment: Please add disclosure explaining duration and providing an example of the effect of duration on a portfolio. The Trust may add disclosure either here or in Item 9.

Response:  The Trust responds by adding the following disclosure to Item 9:

“Duration.  Duration is a measure of a fixed-income security’s price sensitivity to changes in interest rates.  Duration takes into account a security’s cash flows over time, including the possibility that a security might be prepaid by the issuer or redeemed by the holder prior to its stated maturity date.  In contrast, maturity measures only the time until final payment is due, and does not take into account a security’s cash flow over time.  Duration is commonly stated in years and estimates the percentage change in price of a fixed-income security, given a change of 1% to the fixed-income security’s yield.  The duration of a Fund’s portfolio (also commonly stated in years) is the weighted average duration of all fixed-income securities held in the portfolio and measures the portfolio’s change in value for changes in interest rates.  For example, if interest rates decline by 1%, the market value of a portfolio with a duration of three years would rise by approximately 3%.  Conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 3%.”

Municipal Bond Fund Prospectus – Summary Section – Principal Risks

23.
Staff Comment:  The Fund notes the “repayment of principal and interest on some of the municipal securities in which the Municipal Bond Fund may invest may be guaranteed or insured by a monoline insurance company.” Please consider revising the discussion of monoline insurance companies using Plain English.

Response:  The Trust responds by adding the following parenthetical defining “monoline insurance company”:

“(a financial guarantor that offers insurance coverage for a specific kind of insurable risk, such as municipal bond insurance policies)”.

24.	Staff Comment: Please consider combining the Tax Risk discussion into the Municipal Securities Risk risk factor.

Response:  The Trust responds by making the requested revision.

Municipal Bond Fund Prospectus – Summary Section – Performance

25.	Staff Comment: Footnote 1 to the Bar Chart refers to Class C shares. Please remove this reference.

Response:  The Trust responds by making the requested change.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies

26.
Staff Comment:  The Staff notes the investment strategy discussion in Item 9 for each of the Funds is substantially identical to the disclosure in the Summary Section.  The Summary Section should be a summary of Item 9.  Please revise the Prospectus accordingly, including more fulsome disclosure of each Fund’s principal investment strategies in Item 9.

Response:  The Trust responds by supplementally confirming it has revised the Item 9 disclosure by expanding upon the principal investment strategy disclosure included in the Summary Section of the Prospectus and including more fulsome disclosure regarding each Fund’s principal investment strategies.

27.
Staff Comment:  As investments in short sales is a non-principal investment strategy of the Strategic Bond Fund, please confirm that if dividends and interest on short positions exceeds 0.01% of the Fund’s net assets, the Fund will include a separate caption in the Fees and Expenses of the Fund table.

Response:  The Trust responds by supplementally confirming that if dividends and interest on short positions exceeds 0.01% of the Fund’s net assets, the Fund will include a separate caption in the Fees and Expenses of the Fund table.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Funds

28.	Staff Comment: Please consider revising the first paragraph under the caption Principal Risks of Investing in the Funds to clarify which risks are applicable to each of the Funds.

Response:  The Trust responds by adding the following to the first paragraph of this section:

“Except where otherwise indicated, each risk factor is applicable to both of the Funds.”

29.	Staff Comment: Please add risk disclosure specific to CMBS.

Response:  The Trust responds by adding the following risk disclosure:

Commercial Mortgage-Backed Securities Risk. Commercial mortgage backed securities are collateralized by one or more commercial mortgage loans.  Banks and other lending institutions typically group the loans into pools and interests in these pools are then sold to investors, allowing the lender to have more money available to loan to other commercial real estate owners.  Commercial mortgage loans may be secured by office properties, retail properties, hotels, mixed use properties or multi-family apartment buildings. Investments in CMBS are subject to the risks of asset-backed securities generally and particularly subject to credit risk, interest rate risk, and liquidity and valuation risk.  CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

30.	Staff Comment: Please add risk disclosure applicable to the specific types of derivative instruments outlined in the Principal Investment Strategies section.

Response:  The Trust responds by adding the following risk factors:

“Futures Contract Risk (Strategic Bond Fund only).  Futures contracts are subject to the same risks as the underlying investments that they represent, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying investments.  Investments in futures contracts involve additional costs, may be more volatile than other investments and may involve a small initial investment relative to the risk assumed.  If the Adviser incorrectly forecasts the value of investments in using a futures contract, the Fund might have been in a better position if the Fund had not entered into the contract.”

“Options Risk (Strategic Bond Fund only).  Options are subject to the same risks as the investments in which the Fund invests directly, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying investments.  Investments in options involve additional costs, may be more volatile than other investments and may involve a small initial investment relative to the risk assumed.  If the Adviser incorrectly forecasts the value of investments in using an option or futures contract, the Fund might have been in a better position if the Fund had not entered into the contract.  In addition, the value of an option may not correlate perfectly to the underlying financial asset, index or other investment or overall securities markets.”

“Swap Agreements Risk (Strategic Bond Fund only).  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year, and typically will not have liquidity beyond the counterparty to the agreement.  In a standard swap transaction, two parties agree to exchange the returns earned on specific reference assets, such as the return on, or increase in value of, a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index.  A swap contract may not be assigned without the consent of the counterparty, and may result in losses in the event of a default or bankruptcy of the counterparty.”

Prospectus – Management of the Funds

31.	Staff Comment: Please explain supplementally what is meant by “A Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of fees and/or expenses”.

Response: The Trust responds by removing the disclosure from the Prospectus.

Prospectus – Shareholder Information – Class A Sales Charges Reductions and Waivers

32.
Staff Comment:  If applicable, please revise the disclosure under the caption Reinstatement Privilege to clarify a shareholder will not pay a sales charge on purchases of new Class A shares within 60 days of redeeming Class A shares “of the same Fund.”  Please also clarify whether shareholders exercising this reinstatement privilege will still be subject to a redemption fee.

Response:  The Trust responds by making the requested revisions to clarify the Reinstatement Privilege applies to purchases of Class A shares of the same Fund and that shareholders exercising this right will be subject to a redemption fee if redeemed within 60 days of purchasing the new shares.

33.	Staff Comment: Please revise the last bullet under the caption Initial Sales Charge Waivers to clarify the “certain accounts” for which the initial sales charge may be waived.

Response:  The Trust responds by removing the last bullet, and revising the fourth bullet as follows (addition shown in underline):

•
fee-based registered investment advisers, financial planners, bank trust departments or registered broker-dealers purchasing shares on behalf of their customers, including accounts purchasing shares in wrap-fee programs;

34.
Staff Comment:  To the extent a Fund has special sales charge arrangements in place with financial intermediaries, the Funds are required to specify who the financial intermediaries are, and provide details of the special arrangements those intermediaries have with the Fund, either in the Prospectus or an appendix to the Prospectus.

Response: The Trust responds by supplementally confirming that to the extent the Funds enter into any special sales charge arrangements with one or more financial intermediaries, details of such special arrangements, including the names of such financial intermediaries, will be disclosed in an appendix to the Prospectus.

35.
Staff Comment:  The first sentence in the second to last paragraph under the Initial Sales Charge Waivers caption, beginning with “Information about sales charges” is repetitive of disclosure under the caption Choosing a Sales Charge – Class A.  Please remove the disclosure.

Response:  The Trust responds by removing the applicable disclosure.

Prospectus – Shareholder Information – Share Price

36.
Staff Comment:  Please disclose that “to the extent a Fund invests in securities that are primarily listed on foreign exchanges and trade on days when the Funds do not price their shares, that Fund’s NAV may change on days when shareholders will not be able to purchase or redeem the Fund’s shares” in response to Instruction 2 to Item 11(a) of Form N-1A.

Response:  The Trust responds by supplementally confirming neither the Strategic Bond Fund nor the Municipal Bond Fund hold securities that are primarily listed on foreign exchanges.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

Prospectus – Shareholder Information – How to Redeem Shares

37.	Staff Comment: Please disclose whether shares redeemed in-kind are redeemed as a pro rata share of the Fund’s portfolio, a representative basket of securities or individual securities.

Response:  The Trust responds by revising the applicable disclosure to add the following:

“Redemption in-kind proceeds are limited to securities that are traded on a public securities market or for which quoted bid prices are available.  In the unlikely event that a Fund does redeem shares in kind, the procedures utilized by the Fund to determine the securities to be distributed to redeeming shareholders will generally be on a pro-rata basis after excluding: (1) securities which, if distributed, would be required to be registered under the Securities Act of 1933, as amended; (2) securities issued by entities in foreign countries that restrict or prohibit such changes in beneficial ownership; and (3) Fund assets that must be traded through the marketplace or with the counterparty to the transaction in order to effect a change in beneficial ownership.”

38.
Staff Comment:  Please remove the second to last sentence under the caption Redemptions in-Kind, “For federal income tax purposes, redemptions in-kind are taxed in the same manner as redemptions paid in cash”.  The sentence is duplicative of the disclosure earlier in the same paragraph.

Response:  The Trust responds by removing the applicable disclosure.

39.
Staff Comment:  The disclosure beginning with the third paragraph under the caption Redemptions in-Kind does not seem to be relevant to the Funds’ redemption in-kind policies.  Please consider moving the disclosure to a different location in the Shareholder Information section.

Response:  The Trust responds by moving the first two paragraphs under the caption Redemptions in-Kind to the location immediately preceding the caption Signature Guarantees.

40.
Staff Comment:  In the discussion of the circumstances in which the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days, please add disclosure that the circumstances are “as determined by the SEC”.

Response:  The Trust responds by making the requested revisions.

Prospectus – Shareholder Information – Converting or Exchanging Shares

41.	Staff Comment: Please move this section to a place adjacent to the other disclosure required by Item 12 of Form N-1A.

Response:  The Trust responds by respectfully declining to make the requested revision, as the disclosure under the caption Converting or Exchanging Shares is responsive to Item 11 of Form N-1A.

SAI – Investment Restrictions

42.
Staff Comment:  With respect to Investment Restriction No. 7, include explanatory footnote disclosure that private activity municipal securities are also excluded from the definition of “municipal securities” for purposes of this investment restriction.

Response:  The Trust responds by adding the following disclosure in a footnote to Investment Restriction No. 7:

“For purposes of complying with this restriction, private activity municipal securities are excluded from the definition of municipal securities.”

43.
Staff Comment:  With respect to Investment Restriction No. 7, include explanatory footnote disclosure that a Fund will consider the investments of other investment companies in which the fund invests when a Fund determines compliance with its concentration policies.

Response:  The Trust responds by adding the following disclosure in a footnote to Investment Restriction No. 7:

“In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any affiliated investment company and will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries.”

44.	Staff Comment: Please add disclosure to clarify whether the Municipal Bond Fund’s 80% Policy is a fundamental policy, consistent with Rule 35d-1(a)(4)(i) under the 1940 Act.

Response: The Trust responds by adding a fundamental investment policy with respect to the Municipal Bond Fund that is consistent with Rule 35d-1(a)(4) under the 1940 Act.  The Trust further responds by confirming it will make corresponding charges throughout the Prospectus and SAI, as applicable.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers